UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

DELAWARE COUNTY EMPLOYEES RETIREMENT FUND, individually and derivatively on behalf of
 	
COMMONWEALTH REIT,
 	
        Plaintiff,
 	
        v.
 	
BARRY M. PORTNOY, ADAM D. PORTNOY, JOHN C. POPEO, PATRICK F. DONELAN, WILLIAM A. LAMKIN, JOSEPH L. MOREA, FREDERICK N. ZEYTOONJIAN, and REIT MANAGEMENT & RESEARCH LLC,
 	
        Defendants,
 	
    and
 	
COMMONWEALTH REIT,
 	
        Nominal Defendant
	C. A. No. _____

<u>COMPLAINT</u>

Plaintiff Delaware County Employees Retirement Fund ("Plaintiff"), by and through its

undersigned attorneys, submits this Complaint (the "Complaint") for the benefit of nominal

defendant CommonWealth REIT ("CWH" or the "Company") against CWH's manager Reit

Management & Research, LLC ("RMR") and certain current and former CWH officers and/or

members of the Board of Trustees (the "Board"), including: Barry M. Portnoy, Adam D.

Portnoy, John C. Popeo, William A. Lamkin, Frederick N. Zeytoonjian, Joseph L. Morea, and

Patrick F. Donelan (collectively, "Defendants"). Plaintiff is, and has been at all relevant times complained of herein, a shareholder of CWH.

The allegations below are based upon personal knowledge as to Plaintiff and its own acts, and upon information and belief as to all other matters, based upon, *inter alia*, the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") public filings by the Company, other regulatory filings and reports, industry analysts' reports about the Company, press releases and other public statements issued by the Company, news articles, authoritative accounting literature and consultation with a forensic real estate accounting expert.

NATURE AND SUMMARY OF THE ACTION

1.   CWH is a NYSE-listed, public real estate investment trust ("REIT") that, as of March 2012, wholly owns and operates approximately 439 office and industrial buildings and leased industrial land. Since its formation in 1986, CWH has had no employees other than two of the defendants who are officers of CWH as alleged below.   Instead, its business is conducted under the general direction of a five-member Board of Trustees and its day-to-day operations are conducted pursuant to hefty fee-based agreements with Reit Management & Research LLC ("RMR").

2.   RMR is an entity that is 100% owned by Barry Portnoy ("B. Portnoy") and his son, Adam Portnoy ("A. Portnoy") (collectively, "the Portnoys").   B. Portnoy is CWH's Founder, and A. Portnoy is CWH's President and Principal Executive Officer. John C. Popeo ("Popeo") serves as CWH's long-time Treasurer, Chief Financial Officer and Assistant Secretary. The Portnoys and Popeo also serve as Executive Officers of RMR: B. Portnoy is

RMR's Chairman and Founder; A. Portnoy is RMR's President, Chief Executive Officer and Director; and, Popeo is RMR's Treasurer and Executive Vice President.

3.   The Portnoys wear many hats. They also serve as fiduciaries to CWH as its Managing Trustees, comprising two out of the five current members of CWH's Board of Trustees. The remaining three Trustees (Defendants Lamkin, Zeytoonjian and Morea) are longtime friends and/or business partners of the Portnoys, RMR and their affiliates, and/or they serve as Trustees on other Portnoy and RMR founded and controlled REITs. They sit on the board of, and/or are key donors, to a Portnoy-founded charity.

4.   They have directly participated in and received substantial monetary benefits from the wrongdoing alleged herein. Year-after-year, they reinstate the Portnoys and RMR as CWH's manager, pursuant to lucrative agreements, despite CWH's failing performance. Moreover, the Trustees inserted and are seeking to enforce the Arbitration Clauses (discussed herein) that were the product of self-dealing and, if valid, would effectively shield them from liability to CWH for their wrongful conduct. Accordingly, and for the additional reasons alleged herein, CWH is operated and controlled by Defendants, including a majority of its Board of Trustees, whose interests materially conflict with the interests of CWH. Therefore, a demand by Plaintiff on CWH's Board of Trustees to act to remedy the harm inflicted on CWH would be futile.

5.   Starting in July 2009, the Portnoys and CWH's Board of Trustees unilaterally inserted binding arbitration clauses into CWH's Bylaws and into agreements entered into between, or involving, CWH and RMR ("Arbitration Clause"). The oppressive and improper nature of the Arbitration Clause is multifaceted. If valid:

> (a)   It strips courts of jurisdiction over legal claims asserted by CWH and its shareholders against the Portnoys, RMR and the Trustees, including direct claims by shareholders under federal and state law, as well as derivative claims by shareholders on behalf of CWH.

      (b)   It prohibits any payment of expenses and attorneys' fees out of an award to CWH even if a shareholder were to successfully arbitrate on behalf of CWH derivative claims against the Portnoys, Trustees and RMR.

      (c)   It is a self-dealing, disloyal, power play. The Arbitration Clause seeks to trump or nullify the Portnoys' and the Board of Trustees' fiduciary responsibilities to CWH under state law. Particularly through the enforcement of the fee-prohibition in the Arbitration Clause, the Portnoys and the Board of Trustees would foreclose any meritorious shareholder derivative suit from being filed (in court or in arbitration) that would assert claims on behalf of the harmed Company.

      (d)   Because of the Portnoys' and RMR's control, and their and the Trustees' interest of shielding themselves from liability, the Arbitration Clause was unilaterally enacted without mutual consideration or consent by CWH, to the detriment of CWH.

Plaintiff, individually and derivatively, seeks preliminary and permanent injunctive relief, and a declaratory judgment, to render the Arbitration Clause void and to enjoin the Board and Portnoys from enforcing or ever utilizing such Clause.

6.   The timing of the Arbitration Clauses was not coincidental; they were implemented contemporaneously with the Defendants' improper conduct, alleged herein, for which Defendants were aiming to shield themselves from liability. Without shareholder approval or ratification, Defendants implemented a series of Spin-offs, consisting of the movement of properties that were 100% owned by CWH to publicly-traded REITs that were newly created and controlled by the Portnoys and managed by RMR:

(a) **The GOV Spin-off**:   In 2009, the Portnoys created Government Properties Income Trust ("GOV") and transferred to it CWH's 29 wholly-owned government-leased office properties.

(b) **The SIR Spin-off:** In 2012, Defendants caused CWH to spin-off its wholly owned subsidiary Select Income REIT ("SIR"), which held 251 properties consisting of net leased lands in Hawaii and single tenant office and industrial properties.

7.   Essentially, Defendants treated the CWH portfolio as if it were a farm system for the Portnoys' other REITs. The scheme allowed Defendants to select the properties acquired by

CWH that were the best performers and transfer them to other standalone REITs controlled by the Portnoys and managed by RMR.

8.   The formation of a new REIT using only CWH's highly profitable and low-leveraged properties gave the Portnoys and RMR the vehicle to raise new capital by leveraging the properties in the new REIT, thereby enabling them to buy more properties. The purchase of additional properties resulted in tens of millions of dollars in additional fees from the management contracts RMR had with the new REITs. Because of CWH's debt-level and the quality of the rest of its portfolio, CWH could not have raised more capital to acquire new properties, or CWH could not have to the same extent as the Spin-off REITs were able to do.

9.   The Spin-offs also gave the Portnoys and their cohorts a vehicle to get new compensation (monetary and stock grants), as the Portnoys appointed themselves as the Managing Trustees of the Spin-off entities, and gave themselves and RMR-employees positions as executive officers of the Spin-off entities: A. Portnoy became GOV's President and defendant Popeo is SIR's Treasurer and Chief Financial Officer.

10.   In complete and utter abdication of its responsibilities in overseeing CWH, and such related-party, self-dealing transactions, CWH's Board of Trustees did not implement any process to determine whether (or to ensure that) the self-dealing Spin-off transactions were fair or in the best interests of CWH, nor did they demonstrate any reasonable business objective for transferring properties to the Spin-offs, much less maximize shareholder value.

11.   In fact, the consideration that CWH received in each Spin-off, consisting of less than a 100% interest in the Spin-off entity and/or some cash or equivalent consideration, was grossly inadequate and unfair. The value of the consideration for transferring properties to the

Spin-offs paled in comparison to the value of the cash flow CWH received from owning 100% of the properties transferred to GOV and SIR.

12.   Moreover, the Spin-offs negatively impacted CWH's financial condition while providing financial benefits to the Portnoys and RMR. CWH sold to GOV and SIR its most profitable, high-quality and growth-generating properties. Consequently, CWH's debt as a percentage of the cost of its properties increased substantially (evidencing the loss of the low-leveraged properties). In addition, the SIR properties had generated 58% of CWH's cash available for distribution ("CAD"), even though they accounted for 12% of CWH's portfolio on a total revenue basis. Upon consummation of the SIR Spin-off, CWH lost significant cash flow. As a direct result of these lopsided transactions, CWH suffered a significant reduction in CAD, a condition that led inexorably to the slashing of its quarterly dividend.

13.   The negative impact of the Spin-offs is demonstrated by a comparison of the stock performance of CWH to that of SIR and GOV. From January 2010 through February 14, 2013, CWH's share price declined 12.85%, while GOV's share price increased 35%. Since the SIR Spin-off, SIR's stock has increased over 22%.   The conveyances of assets for inadequate consideration resulted in a transfer of shareholder wealth from CWH shareholders to the shareholders of SIR and GOV.

14.   To conceal the negative impact on CWH's financial condition suffered as a result of the Spin-offs and other self-dealing transactions with other RMR-controlled REITs, beginning at least in 2011 Defendants caused CWH to pay excessive dividends, and to flagrantly misrepresent the cash it had available to pay dividends to shareholders as well as its ability to sustain future dividend payments. On October 12, 2009 Defendants announced CWH was cutting its dividend *by 50%*. CWH is now a defendant in a securities class action lawsuit.

Defendants have exposed CWH to millions of dollars of liability under the federal securities laws.

15.   Defendants remain undeterred in their misconduct and continue to act in their own self-interests to the detriment of CWH. On February 25, 2013, Defendants caused CWH to announce a proposed public offering of 27 million of its common shares ("Equity Offering"). CWH intends to use the proceeds from the Equity Offering to purchase up to $450 million of its senior notes coming due in 2014 through 2016 ("Tender Offer" or "Debt Repurchase"). The problems with the Equity Offering are many: Defendants' unrelenting, pervasive misconduct in the management of CWH, their unfettered self-dealing and misuse of CWH's assets to their financial benefit, and the excessive overreaching in the payment of fees to RMR has depressed the price of CWH stock. A proposal to raise equity when the stock price is depressed makes no sense, is harmful to CWH and dilutive to its shareholders. In addition, through the Equity Offering and Debt Repurchase, Defendants are improperly seeking to repurchase debt when such debt does not have near term maturities. Plaintiff seeks preliminary injunctive relief to enjoin Defendants from proceeding with the Equity Offering and Tender Offer/Debt Repurchase.

16.   The business management agreement required RMR to "use its best efforts to present to the Company a continuing and suitable real estate investment program consistent with the real estate investment policies and objectives of the Company." The Portnoys and RMR failed to use their best efforts with respect to CWH and instead conducted CWH's business in bad faith and in a grossly negligent manner.

17.   Defendants' gross misconduct resulted in their receiving improper and substantial personal monetary benefits at CWH's expense, in blatant contravention of their fiduciary duties and contractual obligations owed to CWH. Plaintiff brings this action to remedy Defendants'

various breaches of fiduciary duties, self-dealing, unjust enrichment and breaches of contract alleged herein.

THE PARTIES

A. Plaintiff

18.   Plaintiff Delaware County Employees Retirement ("DelCo" or "Plaintiff") is a citizen of the Commonwealth of Pennsylvania and was founded to provide retirement benefit services to active and retired employees of Delaware County, Pennsylvania.   DelCo is a shareholder of CWH and was a shareholder of CWH stock at the time of the transactions complained of.

B. Nominal Defendant

19.   Nominal Defendant CommonWealth REIT ("CWH" or the "Company") is a Maryland REIT with its principal executive offices located in, Newton, Massachusetts.   CWH primarily owns office and industrial buildings located throughout the United States in suburban areas and central business districts of major metropolitan markets.   CWH has no employees.   It is and was at all relevant times herein managed by Reit Management & Research LLC ("RMR").   All of CWH's executive officers are executive officers of its manager RMR.   As of November 6, 2012, there were 83,804,068 shares outstanding of the Company's common stock.

C. Defendants

20.   Defendant Reit Management & Research LLC ("RMR") is incorporated in Delaware and headquartered in, Newton, MA.   RMR is owned by Defendants B. Portnoy and A. Portnoy.   In addition to various other real estate companies, RMR manages CWH and the four publicly-traded REITs formed with assets transferred from CWH, including: (i) Hospitality

Properties Trust (NYSE: HPT) ("HPT"); (ii) Senior Housing Properties Trust (NYSE: SNH) ("SNH"); (iii) Government Properties Income Trust (NYSE: GOV) ("GOV"); and (v) Select Income REIT (NYSE: SIR) ("SIR").

21.   Defendant Barry M. Portnoy ("B. Portnoy") is a citizen of Massachusetts. He founded CWH and served as its Managing Trustee since its formation in 1986. That same year, B. Portnoy founded RMR and has served as its Chairman since 1986. He and his son A. Portnoy collectively own 100% of RMR. B. Portnoy is also the founder and trustee of all of the public real estate companies managed by RMR. He has served as the managing trustee of SIR, since 2012; GOV since 2009; SNH since 1999; and HPT since 1995. From 1978 through March 1997, B. Portnoy was a partner of the law firm of Sullivan & Worcester LLP and was Chairman of that firm from 1994 through March 1997. Sullivan & Worcester LLP serves as CWH's main outside legal counsel currently and at the time of each of the Spin-offs, and acts as legal counsel to the Spin-off entities GOV and SIR, as well as SNH and HPT. According to SEC filings, B. Portnoy owns: 215,816 shares of CWH common stock; 2,000 shares of SIR common stock; 28,649 shares of GOV common stock; 216,908 shares of SNH common stock; and 326,576 shares of HPT common stock. B. Portnoy also founded an insurance company by the name of Affiliates Insurance Company ("AIC") and has been a director of AIC since 2008. B. Portnoy has required that CWH, SIR, GOV, SNH and HPT invest in AIC. B. Portnoy.

22.   Defendant Adam D. Portnoy ("A. Portnoy"), son of B. Portnoy, is a citizen of Massachusetts.   He is and has been the Company's Managing Trustee since 2006 and its President since January 2011. A. Portnoy also served as CWH's Executive Vice President from 2003 to 2006. Concurrently, A. Portnoy has been RMR's President, Chief Executive Officer and Director since 2006. A. Portnoy also served as RMR's Vice President from 2003 to 2006.

Moreover, A. Portnoy has served as a Managing Trustee of AIC since 2008, HPT since 2007, and SNH since 2007. He has been the Managing Trustee of GOV since 2009 and served as its President from 2009 to 2011. A. Portnoy and B. Portnoy own 100% of RMR, which, from 2009 through the Third Quarter of 2012 received nearly half a billion dollars in management fees from CWH, GOV, HPT, SNH and SIR. According to SEC filings, A. Portnoy owns 38,599 shares of CWH; 2,000 shares of SIR; 33,363 shares of GOV; 115,987 shares of SNH; and 84,858 shares of HPT. A. Portnoy is being sued in his capacity as both an officer and trustee of the Company.

23.   From CWH's inception, RMR and the Portnoys have controlled every operational, investment, and management decision of CWH. All of CWH's officers are officers of RMR. CWH has no employees of its own, nor is it able to perform any of the services that it needs to operate on a day-to-day basis. By virtue of their positions as Trustees, Officers and managers of CWH, and virtue of their control over and relationship with CWH, Defendants B. Portnoy, A. Portnoy, and RMR stand in a fiduciary relationship to CWH. In addition, due to the control by the Portnoys of RMR and the Portnoys use of RMR to perpetrate the wrongdoings alleged herein, RMR is an alter-ego of the Portnoys and can also be deemed to be in a direct fiduciary relationship with CWH.

24.   Defendant John C. Popeo ("Popeo") has served as the Treasurer and Chief Financial Officer ("CFO") of CWH since 1999 and Assistant Secretary of CWH since October 2008, and served as Secretary of CWH from 1999 to October 2008. Popeo has also been Treasurer and an Executive Vice President of RMR since 1997 and September 2008, respectively, and previously served as a Vice President of RMR from 1999 to 2006 and as a Senior Vice President from 2006 to September 2008. Popeo has also served as the Treasurer and CFO of SIR since its formation in 2012. Popeo served as Vice President of RMR Advisors (a

Portnoy affiliated entity) from 2004 to November 2009 and has served as Vice President of RMR Real Estate Income Fund and its predecessor funds (also Portnoy affiliated entities) from shortly after their formation (the earliest of which was in 2002). According to SEC filings, Popeo owns 33,500 shares of CWH and 3,000 shares of SIR. Popeo is a certified public accountant and a citizen of Massachusetts.

25.   Defendants RMR, B. Portnoy, A. Portnoy, and John Popeo are collectively referred to herein as "RMR".

26.   Defendant Frederick N. Zeytoonjian ("Zeytoonjian") has been a trustee of CWH since 1999 and a trustee of SNH since 2003.   He is the founder and Chairman and Chief Executive Officer of Turf Products, LLC, one of the largest distributors of lawn care equipment in the United States, for over 40 years. Since joining CWH's and SNH's Boards, Zeytoonjian has earned compensation and stock grants totaling millions of dollars. According to SEC filings, Zeytoonjian owns 7,642 shares of CWH and 11,500 shares of SNH. Zeytoonjian is a citizen of Connecticut.

27.   Defendant Patrick F. Donelan ("Donelan") served as a trustee of CWH from 1998 through July 18, 2012. He has also served on the board of TravelCenters of America LLC ("TravelCenters"), an RMR-controlled company, since 2007. On July 18, 2012, Donelan unexpectedly retired from CWH's Board before his scheduled term was up and just three weeks before the Company announced a likely dividend cut. . . Donelan, as well as the other trustees and officers of RMR, have made regular financial contributions to the Immigrant Learning Center ("ILC"), a Massachusetts-based charity founded by B. Portnoy's spouse, Diane Portnoy,

at the behest of B. Portnoy. Donelan was designated by ILC as a "Lifetime Board Member."

Donelan is a citizen of Massachusetts.

28.   Defendant William A. Lamkin ("Lamkin") has been a trustee of CWH since 2006.

Lamkin also serves on the boards of CWH, HPT, SIR and AIC. According to SEC filings,

Lamkin owns: 8,812 shares of CWH common stock; 10,500 shares of HPT; and 2,000 shares of

SIR. Lamkin and A. Portnoy were both employed as investment bankers and venture capitalists

by Donaldson Lufkin and Jenrette ("DLJ") and, thereafter, ABN AMRO. Lamkin is a citizen of

California.

29.   Defendant Joseph L. Morea ("Morea") replaced Patrick F. Donelan as a trustee of

CWH on July 18, 2012. Since 2003, Morea has been the Vice-Chairman, Managing Director

and Head of US Equity markets for RBC Capital Markets, and had previously served as Head of

US Investment Banking for RBC Capital Markets. RBC Capital Markets and its affiliates have

engaged in, and will continue engaging in, investment banking and other commercial dealings

with CWH and other RMR-controlled entities. RBC Capital Markets has received, and expects

to continue receiving, fees and commissions from various offerings initiated by RMR. Indeed,

RBC Capital Markets was an underwriter in both the SIR initial share offering and the December

2012 additional 7,000,000 share offering for SIR. In addition, affiliates of RBC Capital Markets

are lenders under CWH's revolving credit facility and term loan agreements initiated by RMR on

behalf of CWH and other entities controlled by RMR, including the Spin-off entities. While the

Company has not reported the total amount of fees and commissions earned by RBC Capital

Markets and its affiliates, customary fees and commissions on transactions like those involving

RBC Capital Markets, run in the tens of millions of dollars. Morea, like the other Defendants, has also been making regular financial contributions to ILC and attending ILC social events at the behest of B. Portnoy.

JURISDICTION AND VENUE

30.   This Court has jurisdiction over all causes of action asserted herein pursuant to 28 U.S.C. § 1332(a)(1) in that Plaintiff and Defendants are citizens of different states and the amount in controversy exceeds $75,000, exclusive of interest and costs.

31.   This Court has jurisdiction over each defendant named herein because each CWH and RMR are headquartered in this District, and each of the individual defendants have sufficient minimum contacts with this District so as to render the exercise of jurisdiction permissible under traditional notions of fair play and substantial justice.

32.   Venue is proper in this Court pursuant to 28 U.S.C. § 1391. Many of the acts and transactions giving rise to the violations of law complained of herein occurred in this District and the principal place of business of both CWH and RMR is in this District.

FACTUAL BACKGROUND

A. The Unfair Management Agreements Between CWH and RMR

33.   The CWH and RMR relationship is governed by two egregiously unfair and one-sided agreements: the Business Management Agreement and the Property Management Agreement.   The excessiveness of the Portnoys' and RMR's self-dealing permeates the Agreements between CWH and RMR, and the Agreements on their face demonstrate the utter lack of input and oversight from any purported "independent" CWH Trustee representing CWH's interests to temper the Portnoys' and RMR's gross and palpable overreaching.

1.   **The Business Management Agreement**

34.   Under the Business Management Agreement, RMR is required to: "use its best efforts to present to the Company a continuing and suitable real estate investment program consistent with the real estate investment policies and objectives of the Company."   RMR evaluates whether to acquire, or dispose of, any real estate investment, makes recommendations to the Board, negotiates the contracts and RMR is responsible for bookkeeping, accounting, and preparing public filings.

35.   Despite existing fiduciary obligations owed to CWH, the Business Management Agreement purports to give RMR unfettered discretion to pursue its business:

> Nothing herein shall prevent the Manager from engaging in other activities or businesses or from acting as the Manager to any other person or entity (including other real estate investment trusts) even though such person or entity has investment policies and objectives similar to those of the Company. . . the Manager shall be free from any obligation to present to the Company any particular investment opportunity which comes to the Manager . . . In addition, nothing herein shall prevent any shareholder or affiliate of the Manager from engaging in any other business or from rendering services of any kind to any other person or entity (including competitive business activities). The Company acknowledges and agrees that the Manager has certain interests that may be divergent from those of the Company, including, without limitation, the Manager provides certain services to Affiliates Insurance Company. The parties agree that these relationships and interests shall not affect either party's rights and obligations under this Agreement. The parties further agree that whenever any conflicts of interest arise resulting from the relationships and interests described or referred to . . . between or among the Company and the Manager or their respective affiliates, the Manager will act on its own behalf and not on the Company's behalf or (y) between or among the Company and any entity with whom the Manager has a relationship or contract or their respective affiliates, the Manager shall in its sole and absolute discretion, determine on which of those parties' behalf it shall act, and without any resulting liability or obligation

under this Agreement as a result of, arising from or relating to any such determination. (Emphasis added.)

36.   In addition, it purports to give RMR the right of first offer with respect to the sale

of CWH property:

> [I]f the Company or any of its subsidiaries determines to offer, directly or indirectly, for sale or other disposition arrangement (each a "Sale") any real property that, at such time, is of a type within a principal investment focus of another real estate investment trust to which the Manager at such time provides business management or property management services (such other company, a "RMR Managed Company"), then prior to offering such real property for Sale to any other person, the Company shall provide notice of such proposed Sale to such RMR Managed Company, describing such proposed Sale in sufficient detail (including expected pricing, payment or lease terms, closing date and other material terms) and offering such RMR Managed Company the right to purchase or lease such real property, and shall negotiate in good faith with such RMR Managed Company for such purchase or lease.

37.   The Agreements do not set forth any process to address conflicts of interest.

Nevertheless, the agreements do not relieve Defendants of their fiduciary duties and

responsibilities to CWH.

38.   RMR is compensated annually with a management fee:

> The Manager shall be paid, for the services rendered by it to the Company pursuant to this Agreement, an annual management fee (the "Management Fee"). The Management Fee for each full fiscal year shall equal the sum of (i) seven tenths of one percent (0.7%) of the Annual Average Invested Capital (as defined below) up to $250,000,000, plus (ii) one half of one percent (0.5%) of the Annual Average Invested Capital exceeding $250,000,000, plus (iii) one percent (1.0%) of the Annual Average Foreign Invested Capital.
>
> * * *
>
> (i) "Annual Average Foreign Invested Capital" of the Company shall mean the average of the aggregate historical cost (calculated as provided below) of the Foreign Assets (as defined below), all

15

before reserves for depreciation, amortization, impairment charges or bad debts or other similar noncash reserves, computed by taking the average of such values at the end of each month during such period; (ii) "Annual Average Invested Capital" of the Company shall mean the average of the aggregate <u>historical cost of the consolidated assets</u> of the Company and its subsidiaries, . . . before reserves for depreciation, amortization, impairment charges or bad debts or other similar noncash reserves. . . . (Emphasis added.)

39.   In addition to earning an annual fee that is based on the aggregate historical costs of CWH's properties before depreciation, RMR also earns annual incentive fees:

Manager shall be paid an annual incentive fee (the "Incentive Fee") for each fiscal year of the Company, consisting of a number of shares of the Company's common shares of beneficial interest ("Common Shares") with an aggregate value . . . equal to fifteen percent (15%) of the product of (i) the weighted average Common Shares of the Company outstanding on a fully diluted basis during such fiscal year and (ii) the excess if any of FFO Per Share (as defined below) for such fiscal year over the FFO Per Share for the preceding fiscal year.

40.   The Business Management Agreement renews each year with minimal, if any, oversight by the Board. Rather, the Business Management Agreement:

shall be automatically renewed for successive one year terms annually thereafter unless notice of non-renewal is given by the Company or the Manager before the end of the term. It is expected that the terms and conditions may be reviewed by the Independent Trustees of the Compensation Committee of the Board of Trustees of the Company at least annually.

41.   Pursuant to the Business Management Agreement, RMR is also reimbursed for certain out-of-pocket expenses and costs.

2.   The Property Management Agreement

42.   The Property Management Agreement provides that RMR is obligated to negotiate lease agreements, collect rents, supervise and manage construction, repairs and

alterations, hire the appropriate contractors and purchase insurance and any other property management services required by CWH.

43.   In exchange, CWH pays RMR a fee equal to 3% of gross rents collected and a construction supervision fee of 5% of the total cost of the construction. CWH also reimburses RMR for certain out-of-pocket costs and expenses. As with the Business Management Agreement, the Property Management Agreement covers a one-year term that automatically renews at the end of each year.

44.   Notably, the Property Management Agreement contains a change of control provision that is harmful to CWH and acts to further entrench RMR into the management of CWH. Specifically, under the terms of the Property Management Agreement, RMR gave itself the right to abruptly terminate the Property Management Agreement with only five (5) business days of notice upon a change of control. A "change of control" is defined by the Agreement as any investor purchasing more than 9.8% of the Company's outstanding common stock. The Board allowed the Property and Business Management Agreements to renew annually without any meaningful oversight or review.

45.   The Board failed to consider among other factors, whether:

(a)   the compensation structure properly aligned the interests of RMR with the interests of the Company and its shareholders;

(b)   RMR's annual performance under the Agreements warranted renewal, cancelation or some modification;

(c)   current or anticipated business, market or industry realities warranted renewal, cancelation or some modification;

(d)   the profits of RMR are disproportionate to the profits of the Company; and

(e)   the compensation to RMR bore some reasonable relationship to the market value of the services rendered.

46.   As a result of the Trustees' failed oversight, the Trustees allowed RMR to conduct the business of CWH in a manner that best benefited RMR and its insiders. Defendants breached their fiduciary duties of care, loyalty and good faith to CWH by failing to exercise the degree of care required in assessing, negotiating, implementing and entering into these related-party agreements between CWH and RMR.

B. Defendants Improperly Spin-Off CWH's Property Portfolios For Their Own Enrichment

47.   From 1986 through most of 1994, CWH invested exclusively in healthcare-related properties such as nursing homes, long-term care facilities, assisted living facilities, retirement complexes and rehabilitation facilities. However, from 1994 to 1998, CWH began diversifying its holdings with the purchase of certain hotel, office and commercial properties located throughout the United States, including a portfolio of properties on the island of Oahu, Hawaii. CWH had purchased a number of single tenant, net leased properties and had also invested in buildings primarily leased to government agencies whereby the primary tenant was the United States Federal Government.

48.   The GOV and SIR Spin-Offs were preceded in the 1990s by two transactions in which CWH divested several of its wholly-owned properties to other REITs formed and controlled by the Portnoys and RMR: In 1995, CWH transferred 21 hotel properties to Hospitality Properties Trust ("HPT"), and in 1999 CWH transferred 93 senior housing properties to Senior Housing Properties Trust ("SNH"). The HPT and SNH transactions were done under the guise of ridding CWH of non-core hotel properties (in the HPT transaction), and transitioning

CWH's focus from senior housing to office and industrial property (in the SNH transaction). The GOV and SIR Spin-offs, in comparison, stripped core properties from CWH's portfolio.

49.   Pertinent to the GOV and SIR Spin-offs: HPT and SNH also had no employees and maintain management agreements with RMR, which have garnered RMR hundreds of millions of dollars in fees since the creation of HPT and SNH; HPT's and SNH's executive officers were primarily executive officers of RMR; B. Portnoy and A. Portnoy are Managing Trustees of HPT and SNH; and Zeytoonjian and Lamkin (CWH's Trustees) are Trustees of SNH and HPT, respectively.

1.   The GOV Spin-off

50.   On February 17, 2009, RMR created a subsidiary of CWH called Government Properties Income Trust ("GOV") which held all of CWH's government-leased properties. On June 8, 2009, Defendants spun off this portfolio of 29 government-leased properties and GOV became a publicly-traded REIT. In the Spin-off, CWH received a 49% ownership interest in GOV, which, as of September 30, 2012 had been reduced to approximately 18%.

51.   Standing on both sides of the CWH-GOV transaction, RMR set the price and the terms of the transaction for both CWH and GOV. There was no review or oversight by the Board, nor was there any valid business reason for the transfer of these profitable government-leased properties.

52.   A. Portnoy and B. Portnoy are Managing Trustees of GOV and A. Portnoy served as GOV's President from the time it was formed in 2009 through January 2011. At all relevant times hereto, GOV's executive officers were primarily officers of RMR. GOV has no employees and is managed by RMR pursuant to certain management agreements. As with CWH, RMR's

fees are largely driven by the total historical cost of GOV's acquisitions and gross rents collected. GOV's business management agreement provided for compensation at an annual rate equal to the sum of (a) 0.5% of the historical cost of the properties contributed by CWH to GOV and (b) 0.7% of the cost of any properties acquired up to an including $250 million and 0.5% of the cost of any additional properties in excess of $250 million.

53.   The portfolio of government-leased properties transferred to GOV by CWH were profitable because, according to GOV's SEC filings issued in connection with its public offering, these properties had: (1) strong credit quality tenants; (2) favorable lease renewal experience; (3) significant presence in the District of Columbia metro area; (4) excellent growth potential; (5) conservative capital structure, meaning nearly no outstanding debt; and (6) *access to capital that provides GOV with a competitive advantage in acquiring additional properties.*

54.   The Board took no steps to maximize the value of CWH's portfolio of government-leased properties for the benefit of CWH's shareholders. Nor did the Board independently value CWH's government-leased properties before transferring the assets to GOV. There was no independent appraisal or legal review requested or obtained. It is also apparent, based on the lowering of CWH's dividends, that RMR and the Board of Trustees did not replace the cash flow that the GOV properties had generated for CWH.

55.   Upon consummation of the GOV Spin-off, RMR entered into new management agreements with GOV, which created more opportunities for RMR to acquire more properties and generate more fees. The spin-off and the creation of GOV created yet another vehicle that RMR used to borrow and raise hundreds of millions of dollars in capital. RMR then used that capital to acquire more properties from third parties, as well as from CWH, thereby generating

additional fees for RMR. Defendants gave no regard to how the transfers of these properties would impact CWH. Moreover, to the extent that CWH received cash consideration (albeit inadequate), the cash was redeployed by RMR to purchase properties for CWH. Such redeployment of cash furthered the Portnoy's and RMR's scheme to generate greater fees for themselves through the churning of properties: RMR's fees are based on historical costs of properties; those properties are transferred to the new REIT for some cash; RMR uses the cash to replace the properties spun off from CWH (for which RMR earned a fee based on a lower historical cost of those properties), with new properties in CWH's portfolio that had a higher cost basis, thereby earning higher fees.

56.   RMR also forced CWH to sell additional office properties to GOV in 2011 and 2012 pursuant to the right of first offer provision in the Business Management Agreement, which meant that RMR unilaterally set the terms of the subsequent sales transactions between GOV and CWH and RMR had the contractual right to act in its own self-interest.

57.   The Board stood back and allowed RMR to set the terms in all of these CWH-GOV transactions though RMR clearly stood on both sides of the transaction and had various conflicts of interest. RMR's unchecked self-dealing has harmed CWH which was forced to sell profitable government-leased office properties from 2009 through 2012 for the benefit of RMR and GOV.

58.   Following the spin-off and subsequent transfers of CWH's government-leased office properties to GOV, RMR earned for itself $9.4 million and $15.2 million in management fees in 2010 and 2011, respectively, and was on pace to earn $18.2 million in management fees by the end of 2012.

59.   Meanwhile, CWH continued paying RMR the same amount, or more, in management fees both before and after the GOV spin-off transaction in 2009. CWH paid RMR $63.8 million, $63.8 million and $73.0 million in 2008, 2009, and 2010, respectively. Thus, RMR secured an additional source of fee income with the GOV spin-off transaction and increased its fee income from CWH despite spinning-off of hundreds of millions of dollars of valuable government-leased properties.

2.   The SIR Spin-Off

60.   Select Income REIT ("SIR") was a wholly-owned subsidiary of CWH until March 12, 2012, when it became a publicly traded REIT managed and controlled by RMR. CWH's Trustees B. Portnoy, A. Portnoy and Lamkin have served on SIR's board of trustees since its formation. CWH's Treasurer and CFO, John Popeo, is also the Treasurer and CFO of SIR. At all relevant times hereto, SIR's executive officers were primarily officers of RMR. SIR has no employees and is managed by RMR pursuant to certain management agreements, which have, and will, garner RMR tens of millions of dollars in new fees.

61.   The SIR Spin-off transaction agreement was negotiated by and for the benefit of RMR. In exchange for its SIR portfolio of properties, CWH received 22,000,000 common shares of SIR (70.5% interest in SIR) and a $400 million demand promissory note. As of December 12, 2012, CWH owns approximately 56% of SIR's outstanding common shares.

62.   The portfolio of properties CWH transferred to SIR comprised 251 properties, including substantially all of CWH's commercial, industrial and warehouse properties located in Oahu, Hawaii, 14 suburban office properties, and nine industrial and warehouse properties. This portfolio of properties was particularly lucrative because each of the properties was a single

tenant, net leased property, with renewal provisions that had the potential to create windfall profits to SIR. As defined in the SIR Registration Statement, a "single tenant" property is a property that is at least 90% leased by a single tenant and a "net leased" property means a property with a lease that requires the tenant to pay rent and pay or reimburse the landlord for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs. Single tenant net leased properties are typically long term leases and require the least amount of property management or oversight. The SIR portfolio was e a steady generator of cash flow requiring minimal oversight, and it was encumbered by relatively little mortgage debt.

63.   The spin-off of the SIR portfolio was unfair to CWH because, like the GOV Spin-off, this portfolio were disproportionately valuable and profitable properties when compared to the properties that remained in the CWH portfolio. As reported by SIR in its registration statement, filed December 22, 2011, the SIR properties contributed by CWH were valuable because they provided:

a. secure income attributed to long term net leases with single tenants;

b. tenant diversity;

c. net lease structure: most of SIR leases are net leases, where the tenant either pays directly or reimburses SIR for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs, and therefore the amount of cash flow received from the properties remains intact;

d. conservative capitalization: the net proceeds from the offering repaid a substantial part of the outstanding debt owed to CWH and none of SIR properties were encumbered with any mortgage indebtedness; and

e. internal growth prospects: a majority of our Hawaii properties are lands leased for rents that are periodically reset based on fair market values, generally every five or ten years. Since CWH acquired the Hawaii properties in 2003 and 2005, rent increased, on average, by approximately 29.9%.

64.   In fact, just months after the SIR Spin-off, SIR's dividend, originally set at $.40 per quarter, has increased to $.42 per quarter. That fact sharply contrasts with the 50% dividend decline CWH has experienced during the same period. It is apparent, based on the dividend cuts, that RMR and the Board of Trustees did not compensate CWH for, or replace, the cash flow that the SIR properties had generated for CWH.

65.   Similarly, just months after the SIR Spin-off, the Portnoys and RMR are touting that they have and will substantially increase the annual rents in SIR's portfolio, an opportunity they took from CWH. As SIR disclosed in its Form 424B Prospectus, filed on December 6, 2012, from January 1, 2012 through September 30, 2012 it experienced an average percentage increase in annual rents of *43.5%.* During the three months ended September 30, 2012, it executed a rent reset at one of the Hawaii properties at a *reset rate that was approximately 42.9% higher than the prior rate.* Since 2006, the average percentage change in annual rents for the SIR portfolio was 30.8%. This value and potential of the SIR portfolio was taken from CWH.

66.   Defendants granted SNH, GOV and SIR a right of first refusal to purchase certain of CWH's properties. Defendants caused CWH to transfer 40 of CWH's properties to SNH between November 2010 and September 2011, and 15 of CWH's properties to GOV during 2010. The abusive conduct with respect to the improper diversion of CWH's assets to entities controlled by the Portnoys and RMR, and the waste of CWH's assets by Defendants in connection with the SNH transaction and the GOV Spin-off continues.

67.   The GOV and SIR Spin-offs were done by Defendants in violation of CWH's Declaration of Trust. While the Declaration of Trust allows CWH to enter into contracts and

transactions with the Portnoys and RMR, it does so only if the affiliate's interest in the transaction is disclosed or known to the trustees or shareholders, and if the transaction is "approved or ratified by a majority vote of either the trustees who are not interested in the transaction or the shareholders, and subject to the satisfaction of certain other procedural requirements." (Emphasis added).   The Spin-offs were never approved or ratified by the shareholders, there were no procedural protections in the form of any independent advisor, and, as alleged *infra* ¶¶ 105-130, the Trustees were not disinterested; thus there was neither the approval of a majority of disinterested Trustees nor a majority of CWH's shareholders.

3.   The Impact on CWH as a result of the Spin-Offs

68.   By 2012, it became clear that Defendants' business decisions in these related-party dealings were benefitting RMR to the detriment of CWH and its shareholders. Indeed, RMR's management portfolio grew by billions of dollars which was accomplished through the misuse of CWH's assets. As anticipated, because of these related party transactions, RMR was able to grow its fee income from $76 million in 2008, $85 million in 2009 to $93 million in 2010 to over $114 million in 2011. By the end of 2012, RMR was on course to earn $136.6 million in fees (includes fees paid by CWH, SNH, GOV and SIR).

69.   RMR's decisions to spin-off CWH's assets to SIR and GOV harmed CWH in both the short-term and long-term. There was no good faith basis for Defendants to cause and/or acquiesce in these transactions which were entered into by Defendants for the benefit of RMR and its insiders.

70.   In the GOV Spin-off, CWH transferred 29 office properties that were leased almost exclusively to U.S. (89%) and State government (6%) agencies and were 99%

occupied at the time of the transfer. Given the credit quality of the tenant and the stability of the occupancy, these properties were among the most profitable and least risky in the CWH portfolio and contributed disproportionately more to the Company's CAD for those, among other, reasons. The following Chart A illustrates this disproportionality by showing (in dollars and as a percentage) the amount of Rental Income, Total Revenues, Total Expenses, combined Real Estate Improvements & Leasing Costs and Development & Redevelopment Costs, and, CAD, attributable to CWH (including GOV properties) and to the GOV properties on a standalone basis in 2008.

Chart A

	Consolidated CWH 2008	Standalone GOV 2008	GOV as % of CWH
Rental Income	$ 835,540,000	$ 75,425,000	9.0%
Total Revenues	$ 861,147,000	$ 75,462,000	8.8%
Total Expenses	$ 571,200,000	$ 43,514,000	7.6%
Combined: Real Estate Improvements & Leasing Costs, and Development & Redevelopment Costs	$92,775,000	$3,081,000	3.3%
CAD[1]	$ 155,072,000	$ 43,372,000	28.0%

71. As shown in Chart A, although the GOV properties generated only 9% of the total CWH rental income for 2008, they contributed $43 million, or 28%, of the Company's total CAD.

---

[1] CAD calculation includes deduction of Development and Redevelopment Costs.

72.   Also, notably, Chart A demonstrates the value of the GOV portfolio taken from CWH in the Spin-off by virtue of the relatively low cost to maintain the GOV portfolio. The GOV portfolio had 9% of total CWH revenue, but only 7.6% of total CWH expenses, thus explaining the disproportionate cash flow from the GOV properties.   Furthermore, of $92,775,000, only 3.3% of the combined Real Estate Improvements & Leasing Costs and Development & Redevelopment was attributable to GOV properties due to the stability of the properties.   This indicates the properties could command a high valuation in a sales transaction. All the opportunities that CWH had in its continued ownership or in a possible sale in an arms-length transaction of the GOV properties, were usurped by Defendants in the GOV Spin-off.

73.   CWH spun off its Hawaii and other stateside triple net leased office and industrial properties in the SIR Spin-off. Given the credit quality of the tenancy, the stability of the occupancy, and the low expenses, the SIR properties were among the most profitable and least risky in the CWH portfolio, and contributed disproportionately to the Company's CAD. The following Chart B illustrates this disproportionality by showing (in dollars and as a percentage) the amount of Rental Income, Total Revenues, Total Expenses, the combined Tenant Improvements, Leasing Costs, Capital Improvements and Development & Redevelopment Costs, and, CAD, attributable to CWH (including SIR properties) and to the SIR properties on a standalone basis in 2011.

Chart B

	Consolidated CWH 2011	Standalone SIR 2011	SIR as % of CWH
Rental Income	$ 911,948,000	$ 108,622,000	11.9%
Total Revenues	$ 919,054,000	$ 108,622,000	11.8%
Total Expenses	$ 58,924,000	$ 39,679,000	6%
Combined: TI, Leasing Costs, Capital Improvements, and Development & Redevelopment Costs	$ 136,392,000	$ 4,700,000	1.4%
CAD[2]	$ 111,845,000	$ 64,689,000	58%

74.   As shown in Chart B, although the SIR properties generated only 11.9% of the total CWH rental income for 2011, they contributed $64 million, or 58%, of the Company's total CAD. Also, notably, the value of the SIR portfolio taken from CWH in the Spin-off is demonstrated by its relatively low cost to maintain the SIR portfolio. Of the combined Tenant Improvements, Leasing Costs, Capital Improvements, and Development & Redevelopment of $136,392,000, only $4,700,000, or 1.4%, was attributable to SIR properties, due to the stability of the properties. This indicates that the properties could command a high valuation in a sales transaction. All the opportunities that CWH had in its continued ownership or possible sale in an arms-length transaction of the SIR properties, was usurped by Defendants in the SIR Spin-off.

75.   As a result of the GOV and SIR Spin-offs of the low-leveraged assets that were unencumbered by mortgage debt, CWH became highly leveraged relative to its REIT peers. At

---

[2] CAD calculation includes deduction of TI, Leasing Costs, Capital Improvements, and Development & Redevelopment Costs.

December 31, 2012, CWH's cost basis of its assets was $7.2 million, and it was subject to $3.5 billion of senior unsecured debt and mortgage notes payable and $779 million of preferred stock, for a total of $4.3 billion in debt. In an industry that discourages leverage greater than 50%, CWH was 57% leveraged. To attempt to lower CWH's debt ratio, on February 25, 2013, CWH proposed the Equity Offering, and contemporaneously announced the Tender Offer.

76.   The harm to CWH from the Spin-offs is also amply demonstrated by a comparison of the stock price of CWH to those of the Spin-off entities, as well as the iShares FTSE NAREIT Industrial/Office Capped Index Fund (FNIO)[3], subsequent to each Spin-off.

(a)   Chart C below compares the stock performance of CWH, GOV and FNIO on January 1, 2010 and February 14, 2013:

Chart C

	CWH	GOV	FNIO
1/4/2010	$19.92	$18.85	$21.66
2/14/2013	$17.36	$25.36	$30.73
% Change	-12.85%	34.53%	41.87%

(b)   Chart D below compares the stock performance of CWH, SIR and FNIO on March 7, 2012 (when SIR began trading) and Feb. 14, 2013.

---

[3] The FNIO seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE NAREIT Industrial/Office Capped Index, which measures the performance of the industrial and office real estate sector of the US Equity markets.

Chart D

	CWH	SIR	FNIO
3/7/2012	$16.57	$20.62	$26.23
2/14/2013	$17.36	$25.36	$30.73
% Change	4.76%	22.98%	17.16%

77.   The following Graph A also depicts the poor performance of CWH to the Spin-off entities and FNIO.

Graph A



78.   The following Graph B depicts the contrast between CWH's price performance with the clear upward trend of the price of the FTSE NAREIT Industrial/Office Capped Index, which measures the performance of the industrial and office real estate sector of the US Equity markets.

Graph B



C. **Defendants Attempt to Shield Themselves From Being Held
    Accountable to CWH For their Wrongdoing Through the
    Implementation of Invalid Arbitration Clauses**

79.   On November 6, 2009, just months after Defendants caused CWH to transfer its property portfolios to GOV, the Board amended the Company's Amended and Restated Bylaws to adopt an unjust Arbitration Clause for the purpose of shielding Defendants from liability for their misconduct. Defendants B. Portnoy, A. Portnoy, Lamkin, Zeytoonjian, and Donelan are the members of the Board who unilaterally put an unfair Arbitration Clause in the Bylaws.

80.   The Arbitration Clause states, in relevant part, as follows:

Section 16.1. Procedures for Arbitration of Disputes. Any disputes, claims or controversies brought by or on behalf of any shareholder of the Trust (which, for purposes of this ARTICLE XVI, shall mean any shareholder of record or any beneficial owner of shares of the Trust, or any former shareholder of record or beneficial owner of shares of the Trust), either on his, her or its own behalf, on behalf of the Trust or on behalf of any series or class of shares of the Trust or shareholders of the Trust against the Trust or any Trustee, officer, manager (including Reit Management & Research LLC or its successor), agent or employee of the Trust, including disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of the Declaration of Trust or these Bylaws (all of which are referred to as "Disputes") or relating in any way to such a Dispute or Disputes shall, on the demand of any party to such Dispute, be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules (the "Rules") of the American Arbitration Association ("AAA") then in effect, except as those Rules may be modified in this ARTICLE XVI. For the avoidance of doubt, and not as a limitation, Disputes are intended to include derivative actions against Trustees, officers or managers of the Trust and class actions by shareholders against those individuals or entities and the Trust. For the avoidance of doubt, a Dispute shall include a Dispute made derivatively on behalf of one party against another party.

* * *

[E]ach party involved in a Dispute shall bear its own costs and expenses (including attorneys' fees), and the arbitrators shall not render an award that would include shifting of any such costs or expenses (including attorneys' fees) or, in a derivative case or class action, award any portion of the Trust's award to the claimant or the claimant's attorneys. Each party (or, if there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, respectively) shall bear the costs and expenses of its (or their) selected arbitrator and the parties (or, if there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand) shall equally bear the costs and expenses of the third appointed arbitrator.

81.   Defendants have also purported to foreclose shareholder derivative suits targeting their misconduct by including the same offensive Arbitration Clause in the CWH-

RMR Business Management Agreement, and the CWH-RMR Property Management Agreement, and in amendments to these agreements; and also in the transaction agreements governing the GOV Spin-off the SIR Spin-off. The Arbitration Clauses in these other agreements, notably however, differ only in that they seek to have Massachusetts law apply to the disputes.

82.   Thus, Defendants similarly breached their fiduciary duties of care, loyalty, good faith and fair dealing owed to the Company and its shareholders by adopting a similarly offensive arbitration clause in each of the above agreements. The Portnoys and RMR controlled the content of the Management Agreements and Spin-off Agreements, and knowingly engaged in unabashed self-dealing to the detriment of CWH when it inserted the Arbitration Clauses that attempt to foreclose meritorious shareholder derivative suits that would seek to remedy harms inflicted on the Company by its Trustees, officers and fiduciaries.

83.   With the adoption of the Arbitration Clause, Defendants do more than attempt to control the forum for litigation against them for breaches of fiduciary duties. In effect, Defendants seek to quash any realistic effort by shareholders to seek recompense for CWH on account of substantial damages caused to CWH as a result of Defendants' breaches of fiduciary duty. Such self-motivated misconduct has harmed CWH and its shareholders because effectively it obstructs shareholders from seeking to stop corporate mismanagement or hold their fiduciaries accountable. Indeed, in CWH's 2011 Form 10-K, Defendants admit this:

> [O]ur bylaws provide that actions by our shareholders against us or against our trustees and officers may be referred to binding arbitration proceedings. . . . In addition, the ability to collect attorneys' fees or other damages may be limited in the arbitration proceedings, which may discourage attorneys from agreeing to

> represent parties wishing to commence such a proceeding.
> (Emphasis added.)

The Form 10-K represents that the ability of shareholders' counsel to collect fees if successful "may be limited", in fact the Arbitration Clause flatly prohibits any payment of fees or expenses to the shareholders' counsel, thereby making a derivative action a practical impossibility.

84.   The Board sought to obstruct a fundamental, statutory shareholder right to bring derivative claims in a court of proper jurisdiction to shield itself from liability and clear an even wider path for similar misconduct like the transaction involving SIR in 2012. *See,* Md. Code Ann., Corp. & Ass'ns § 8-601.1, referencing § 2-405.1(g).

85.   The insertion of the Arbitration Clause into the Bylaw and Agreements was initiated, timed, structured and approved to benefit Defendants at the expense of CWH and its shareholders. their

86.   Defendants have breached their fiduciary duties of loyalty, care, good faith and fair dealing owed to the Company and its shareholders by adopting the oppressive Arbitration Clause. Thus, as a matter of law and equity, the Arbitration Clause should be deemed invalid and unenforceable.

87.   Moreover, the Arbitration Clause should also be deemed unenforceable because CWH shareholders did not contract for, or ratify, its inclusion in CWH's Bylaws; there was no mutual assent to arbitration as the parties' choice of forum, and thus there is no contractual right to arbitration.

D. **Defendants' Misconduct With Respect to CWH's Dividend**

88.   As with all REITs, 90% of a REIT's taxable income is distributed to shareholders annually.   The primary business objective of a REIT is attractive returns to investors over the long-term through dividends.   Thus, in deciding to invest in a REIT, investors look to the REIT's ability to pay quarterly dividends and a primary measure of that ability is a metric known as "cash available for distribution" or "CAD".   The "payout ratio" represents the money distributed to shareholders divided by CAD; the "payout ratio" or a REIT's ability to "cover" its dividend with CAD is a critical measure of the strength of the REIT's operations.   As alleged in *supra*, the Spin-offs, and in particular the SIR Spin-offs, of valuable properties negatively impacted CWH's CAD, and therefore, its payout ratio.   In order to conceal the utter unreasonableness and corporate waste perpetrated on CWH through the Spin-offs, from at least 2011 and 2012 Defendants paid excessive dividends and misrepresented CWH's payout ratio to the investing public.

89.   From 2011 through most of 2012, CWH paid stockholders a dividend of $.50 per share per quarter, a solid 10% annual return for stockholders.   According to Defendants, the Company's payout ratio hovered at or slightly above 100%, which meant that the Company was paying out to shareholders all, or slightly more, cash than it had available to distribute in the form of dividends.   A payout ratio above 100%, even slightly above, had raised the eyebrows of a number of analysts who felt that CWH's dividends were not sustainable at a payout ratio above 100%, even if only slightly above 100%.

90.   An analyst questioned Defendants A. Portnoy and Popeo about the sustainability of CWH's dividend during the earnings call on February 23, 2012 given the payout ratio, high

35

capital expenses, and the SIR Spin-off scheduled for March 2012. Defendant A. Portnoy responded as follows:

> I can tell you that there's been no discussion at the Board level at all to do anything with the dividend in terms of cutting it or reducing it. It is our current intention to maintain the dividend. And that is what we foresee for the foreseeable future. And again, there's been no discussion about reducing the dividend at the Board level at all.

91.   Then again on the next earnings call on May 3, 2012, analysts again began question Defendants A. Portnoy and Popeo about the sustainability of the CWH's dividend. A. Portnoy stated as follows:

> [A] lot of investors have asked us about and it's a security of the dividend. Right now we acknowledge that it certainly appears that the market is expecting a dividend cut. We disclosed our CAD payout ratios of 104%. That is above 100% not much above 100%.
>
> We think we can maintain this dividend for the foreseeable future, if the payout ratio were to balloon up, you know go well above 104% or well above 100% and be there for quite sometime [sic]. I think we have to seriously consider reducing the dividend, but right now there's no intention from management or the Board to do anything with the dividend.
>
> Now that might change as circumstances change, but today, we have no intention of changing the dividend and I have to tell you at times its perplexing to us, because we look at our numbers and say we can afford the dividend and the dividend doesn't look like it should be a risk and you get the stock price seems to indicate that everybody else doesn't see that, they think that we are going to -- that there should be a dividend cut.

92.   However, in 2011 and 2012, the Company's CAD payout ratio was actually **well beyond 104% and closer to _140%_**. Without any reasonable business objective, Defendants paid out up to 40% more of CWH's cash in dividends than CWH had available to distribute as measured by CAD. Defendants grossly abused their discretion in approving this level of

dividends and failing to report accurately CWH's dividend ratio as well as its ability to sustain its dividend at the time of the SIR Spin-off, so as to conceal their misconduct in effectuating the Spin-offs.

93.   Defendants were grossly negligent in causing CWH to pay excessive dividends and in making statements about CWH's CAD and payout ratio. For years, Defendants were grossly negligent in mischaracterizing CWH's regularly recurring expenses as "development and redevelopment" activities, which had the effect of artificially inflating CAD.

94.   Defendants claimed that these "development and redevelopment activities" were non-recurring expenses that "increase[d] the value of [CWH's] existing properties." However, these charges appeared on CWH's financials each and every quarter for the last three years with the regularity and consistency of recurring expenses. Thus, CWH appears to have been mischaracterizing regularly recurring expenses as investments and failing to deduct these regularly recurring expenses from its CAD, so as to make a fair presentation of its cash that was actually available to distribute, as required by accounting and industry standards.

95.   In 2011, 2010, and the first three quarters of 2012, CWH had spent $34,609,000, $22,751,000 and $22,124,000, respectively, on these development and redevelopment activities. Defendants did not deduct these amounts from its calculation of CAD. Instead, characterizing these substantial expenses as supposed "investments" significantly inflated CWH's CAD.

96.   In 2011, CWH paid out $150,074,000 in dividends but the Company actually had only $111,845,000 available to pay dividends, once adjusted to properly account for the regular recurring "development and redevelopment" expenses. Thus, Defendants overpaid

CWH's shareholder dividend for at least eight (8) straight quarters and, as a result, harmed the Company and depleted its cash position.

97.   At a time when there were no market or economic conditions upon which a REIT could point to as a justification for cutting its dividend, the Defendants, in order to conceal the negative effects of their self-dealing Spin-off transactions, inflated CAD and caused CWH to continue paying shareholder dividends that the Company could not afford.

98.   Defendants were grossly negligent in having CWH inaccurately report its CAD and overpaying dividends. Yet, defendants A. Portnoy and Popeo touted the Company's ability to continue paying its annual dividend yield of 10% during earnings calls in February and May 2012.

99.   On August 8, 2012, the Company was forced to announce that it could not pay a 10% dividend yield the next quarter and one month later, CWH had no choice but to **cut its dividend by 50%**.

100.   CWH cut its dividend by 50%, notwithstanding that there was little to no noted difference in CWH's performance or key metrics from the preceding three quarters, nor was the reported CAD much different than it had been in previous quarters.

101.   Even before it's the dividend was cut by half to $0.25 per share, the price of CWH's stock fell by nearly 10%, from $18.27 to $16.76 on mere news of a likely dividend cut, further emphasizing the significance of the dividend to REIT investors. Graph C shows the market's reaction to the news:

Graph C



102.   Unsurprisingly, purchasers of CWH shares initiated a securities class action in

the U.S. District Court for the District of Massachusetts on behalf of individuals and entities

that purchased CWH stock from January 10, 2012 through August 8, 2012.

103.   There was no reasonable business objective for Defendants' conduct with

respect to CWH's dividends. It was a gross abuse of discretion by Defendants aimed at

concealing the true state of CWH's cash flow on the eve of the SIR Spin-off, and to conceal the

substantial negative impact the Spin-offs had on CWH's cash flow and dividend levels.

**E. Defendants' Misconduct With Respect to CWH's
Equity Offering and Debt Repurchase/Tender Offer**

104.   On February 25, 2013, CWH filed with the SEC a preliminary prospectus on

Form 424B5 announcing its intent to commence an Equity Offering of 27,000,000 CWH

common shares. The underwriters have also been granted the right to purchase from CWH up to an additional 4,050,000 common shares, at the public offering price, less the underwriting discount, within 30 days from the date of the final prospectus supplement.

105.   CWH estimates that the net proceeds from the Equity Offering will be $465.7 million after deducting the underwriting discount and other estimated offering expenses payable by CWH, assuming a public offering price of $18.03 per share. If the underwriters exercise their option to purchase additional common shares in full, CWH estimates that the net proceeds will be approximately $535.6 million after deducting the underwriting discount and other estimated offering expenses payable by CWH, again assuming a public offering price of $18.03 per share.

106.   Also on February 25, 2013, CHW commenced a tender offer for up to $450 million of certain of its unsecured notes, the "Tender Offer" or "Debt Repurchase." CWH is offering to purchase for cash as many of its (i) 5.75% Senior Notes due February 15, 2014 (the "February 2014 Notes"), of which $244.7 million are currently outstanding, (ii) 6.40% Senior Notes due February 15, 2015 (the "February 2015 Notes"), of which $186.0 million are currently outstanding, (iii) 5.75% Senior Notes due November 1, 2015 (the "November 2015 Notes"), of which $250.0 million are currently outstanding and (iv) 6.25% Senior Notes due August 15, 2016 (the "August 2016 Notes"), of which $400.0 million are currently outstanding, as are validly tendered pursuant to the terms of the Tender Offer, up to the maximum amount of the Tender Offer. The Tender Offer will expire at midnight, New York City time, at the end of March 22, 2013, unless extended by CWH pursuant to the terms of the Tender Offer.

107.   The net proceeds of the Equity Offering will fund all or a portion of the purchase prices for Notes purchased pursuant to the Tender Offer, including the payment of accrued interest and any applicable early tender premium. To the extent that the aggregate

purchase price for Notes tendered in the Tender Offer exceeds the net proceeds of the Equity Offering, Defendants are causing CWH to fund such amount with cash on hand and borrowings under CWH's revolving credit facility, and may consider refinancing some or all of that amount with other long term debt.

108.   As of February 22, 2013, CWH had $244.7 million aggregate principal amount of February 2014 Notes outstanding, which bear interest at the rate of 5.75% per annum, $186.0 million aggregate principal amount of February 2015 Notes outstanding, which bear interest at the rate of 6.40% per annum, $250.0 million aggregate principal amount of November 2015 Notes outstanding, which bear interest at the rate of 5.75% per annum, and $400.0 million aggregate principal amount of August 2016 Notes outstanding, which bear interest at the rate of 6.25% per annum.

109.   The successful completion of the Equity Offering is an express condition to CWH's obligation to purchase Notes tendered pursuant to the Tender Offer, but the completion of the Tender Offer is not a condition to the Equity Offering.

110.   Notably, some of the underwriters or their affiliates for the Equity Offering may hold Notes or are lenders under CWH's revolving credit facility and will receive a portion of net proceeds from the Equity Offering that is used to purchase such Notes in the Tender Offer or to repay amounts outstanding under CWH's revolving credit facility. Accordingly, it is possible that more than 5% of the proceeds from the Equity Offering (not including the underwriting discount) may be received by the underwriters or their affiliates. The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with CWH.

41

111.   Defendants have not stated any justification for implementing the Equity Offering and Debt Repurchase at this time. They have not set forth any demonstration that proceeding with the Equity Offering and Debt Repurchase are in the best interests CWH. Instead, the Equity Offering and Debt Repurchase represent a continuation of Defendants' misconduct in the management of CWH.   Their excessive overreaching in the management agreements between RMR and CWH, and the complete lack of any alignment between the interests of CWH and Defendants, has depressed the price of CWH stock.

112.   In addition, Defendants are proposing to repurchase debt that does not have near term maturities. This makes no sense and Defendants have proffered no business justification for proceeding with such Debt Repurchase.

113.   Raising equity and repurchasing debt under such circumstances harms CWH and is dilutive to CWH shareholders.   Such conduct must be enjoined. Plaintiff seeks preliminary injunctive relief to enjoin Defendants from proceeding with the Equity Offering and Tender Offer/Debt Repurchase.

114.   The rampant mismanagement of Defendants put the Company in a vulnerable position highlighted by the reaction of two CWH shareholders to the news of the Equity Offering and Tender Offer. Corvex Management, LP and Related Fund Management, LLC, which collectively own, as of February 20, 2013, 9.8% of CWH's outstanding common stock, issued a letter on February 26, 2013 to Defendants demanding that they immediately cease the Equity Offering and Debt Repurchase, threating to remove the entire Board and acquire all the outstanding CWH shares at a "significant premium to the current market value." CWH's stock price, on February 26, 2013, climbed to an 18-month high of $24.41 (a 50% increase over the prior day's closing price), in reaction to this new about the possible ousting and offer.

FED. R. CIV. P. 23.1 DERIVATIVE ALLEGATIONS

115.   Plaintiff brings this Complaint for the benefit of CWH to redress injuries suffered and to be suffered by CWH as a direct result of the breaches of fiduciary duty by the Defendants.

116.   Plaintiff will adequately and fairly represent the interests of CWH and its shareholders in enforcing and prosecuting their rights and have retained counsel competent and experienced in stockholder derivative litigation.

117.   Plaintiff's action is not collusive for the purpose of conferring jurisdiction that the Court would otherwise lack.

118.   No demand has been made by Plaintiff on CWH's Board of Directors to rectify the wrongs complained of herein because (as set forth in more detail below) a majority of CWH's Board suffers from conflicts of interest and divided loyalties which preclude them from exercising independent business judgment. Therefore, demand would have been futile on the Board, which on the date of this filing was comprised of B. Portnoy, A. Portnoy, Lamkin, Morea and Zeytoonjian.

DEMAND ON CWH'S BOARD IS EXCUSED AS FUTILE

119.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

120.   B. Portnoy and A. Portnoy are clearly conflicted and unable to consider demand as they benefited directly from each of the self-dealing transactions at issue here. Morea, Lamkin and Zeytoonjian have significant and direct pecuniary interests in entities affiliated

with and controlled by the Portnoys and RMR, including HPT, SNH, GOV and/or SIR, and have longtime personal relationships with B. Portnoy and A. Portnoy.

121.   Moreover, this Board has shown time and again through its conduct (in implementing the Arbitration Clause; in approving the RMR agreements, in failing to implement any independent oversight of, or employ independent advisors for CWH, in approving the self-dealing Spin-off transactions, and in not getting shareholder approval of the Spin-offs) that it cannot independently and impartially consider a demand by CWH shareholders to take action in good faith to remedy the wrongdoing alleged herein perpetrated by Defendants against CWH, or a demand to sue themselves for the conduct alleged herein.

A. A Majority Of The Board Has A Direct Pecuniary Interest In The Self-Dealing At Issue

122.   A majority, three of the five Trustees (B. Portnoy, A. Portnoy, and Lamkin) had a direct pecuniary interest in the self-dealing transactions involving GOV and/or SIR. B. Portnoy and A. Portnoy, as the owners of RMR, stood to enrich themselves by the tens of millions of dollars in management fees generated as a result of the self-dealing transactions. Lamkin was designated as a Trustee of SIR and, as a result, receives significant compensation in that role. They, therefore, cannot reasonably be expected to assess a litigation demand aimed at challenging the Spin-offs and recouping management fees earned by the misappropriation of CWH's assets.

123.   Moreover, four of the five Board trustees (B. Portnoy, A. Portnoy, Lamkin, and Zeytoonjian) sit on one or more of the boards of HPT, SIR, SNH and/or GOV which are RMR and Portnoy controlled entities and were the product of self-dealing transactions. All four trustees receive generous compensation in the form of salaries and stock grants through their

membership on these Boards. Additionally, Lamkin sat on CWH's Board during the time of the GOV and SIR transactions and Zeytoonjian sat on CWH's Board during the time of the SNH, GOV and SIR transactions. Thus, as with A. Portnoy and B. Portnoy, Lamkin and Zeytoonjian have a pecuniary interest in the self-dealing transactions at issue here as they were awarded their new board appointments in connection with the self-interested transactions challenged here.

124.   A. Portnoy and B. Portnoy are also directors, officers and/or shareholders in the entities involved in the self-interested transactions, including: HPT, SNH, GOV and SIR. Thus, in addition to the benefits they received as owners of RMR, they were also enriched individually.

125.   In addition, Defendant Morea is the Vice-Chairman, Managing Director and Head of US Equity markets for RBC Capital Markets, which engages in lucrative investment banking and other commercial dealings with CWH, RMR and RMR-related entities. RBC Capital Markets has received millions of dollars in fees and commissions for these transactions on account of the relationship with B. Portnoy. *Incredibly*, on July 17, 2012, just a day before his appointment as a CWH Trustee by the Portnoys, RBC Capital Markets was awarded joint lead manager underwriter for a public offering of $350 million of 5.625% unsecured notes for the RMR-controlled SNH. In 2003, RBC Capital Markets was the sole lead managing underwriter for 6,667,000 shares of a RMR Real Estate Fund created by RMR, aggregating $100 million. In addition, affiliates of RBC are lenders under certain revolving credit facility and term loan agreements managed by RMR and receive fees and interest pursuant to the facility and agreements. RBC Capital Markets was also part of group of underwriters for an offering of nearly 11.0 million shares of CWH in July 2011, thereby earning substantial

underwriting fees. RBC Capital Markets has also been selected as the joint lead manager for a 27 million CWH share offering announced on February 25, 2013. Through Morea's relationship with B. Portnoy and RMR, Mores and, RBC Capital Markets earn a substantial amount of fees and commissions, rendering Morea not disinterested.

B. Portnoy and A. Portnoy Dominate and Control The Trustees

126.   Demand is further excused because Morea, Lamkin, and Zeytoonjian (the "Outside Trustees") are dominated and controlled by the Portnoys. They each have had past business dealings with RMR or RMR-controlled entities, and any future dealings depend on an ongoing relationship with B. Portnoy and A. Portnoy. All three Outside Trustees make contributions to and support The Immigrant Learning Center ("ILC"), which was founded and is run by B. Portnoy's spouse, Diane Portnoy.

127.   Defendant Lamkin has served on CWH's Board with the Portnoys since 2006. He also serves as a director or trustee of other public companies to which RMR provides management services, including AIC, SIR and HPT. Lamkin has amassed a small fortune through his relationship with the Portnoy Family through his compensation and equity holdings in CWH, AIC, HPT, SIR and other RMR-related entities.

128.   Lamkin is also a long-time friend and business colleague of A. Portnoy. Lamkin and A. Portnoy came up the ranks in the investment banking and venture capitalist community in near lock step. They met at Donaldson Lufkin and Jenrette ("DLJ") where they served as investment bankers and both left DLJ to join ABN AMRO. CWH's public filings, like its Proxy Statements, do not disclose that they both worked at ABN AMRO and DLJ. CWH's Proxy Statements omit the fact that both A. Portnoy and Lamkin worked at DLJ and

ABN AMRO at the same time.   Rather, CWH's Proxy Statements tout Lamkin as an "independent" trustee of CWH, but this is clearly false.

129.   Lamkin also personally benefitted from the self-dealing transactions because as a result of those transactions he was appointed to the boards of both SIR and HPT.   Given Lamkin's longtime friendship and business association with A. Portnoy, he cannot be expected to make an independent or disinterested decision involving claims against A. Portnoy and RMR.   Lamkin's compensation from January 1, 2009 to December 31, 2011 was nearly $600,000.   Lamkin currently holds 8,812 shares of CWH, 2,000 shares of SIR and 10,500 shares of HPT, the collectively market value of which is $490,000, based on closing prices on February 19, 2012.

130.   Zeytoonjian, likewise, has been a longtime friend and business associate of B. Portnoy.   Since joining the Boards of CWH and SNH, Zeytoonjian has earned compensation in the form of salary and stock, collectively worth millions of dollars.   According to SEC filings, Zeytoonjian owns 7,642 shares of CWH and 11,500 shares of SNH, which as of February 8, 2013, have a collective market value of $512,000.   Zeytoonjian has also earned $515,540 in compensation from 2009 to 2011 for his role on the CHW and SNH boards.   Zeytoonjian is also a financial donor to the ILC charity along with B. Portnoy and A. Portnoy and the other trustees of CWH.

131.   As a result of their business dealings, as well as their personal relationships with B. Portnoy and A. Portnoy, the Outside Trustees Morea, Lamkin and Zeytoonjian cannot and would not exercise independent business judgment if a demand were made on the Board to prosecute the claims set forth herein.

C. The Board Is Beholden to B. Portnoy and A. Portnoy As Shown By Their Actions And/Or Inaction

132.   For over a decade, the Trustees stood by and allowed RMR and its insiders to misappropriate certain assets belonging to CWH for the benefit of B. Portnoy, A. Portnoy and RMR.   The Board abdicated its duty to review the Property and Business Management Agreements between CWH and RMR.   The Board also approved the offensive Arbitration Clause that if enforced provides Defendants with unfettered impunity to continue their self-dealing.

133.   The Board's passage of the unfair Arbitration Clause shows its utter devotion to Defendants B. Portnoy, A. Portnoy and RMR, which directly benefitted from their self-dealing, and the Trustees' own concern over being sued for their conduct.

134.   The Board breached its fiduciary duties by failing to engage in any process or procedure to ensure that the related-party transactions, or consideration paid, were fair to CWH and its shareholders.   There was no evidence in the transaction documents or public filings that the Board obtained or even sought an independent appraisal or independent legal advice. Indeed, the legal advisor to the Company at the time of the SNH, GOV and SIR transactions was none other than B. Portnoy's firm, Sullivan & Worcester and Jennifer Clark, a former partner and associate of B. Portnoy's at Sullivan & Worcester and an officer of RMR.

135.   The Board also did not engage in any process or procedure to review the management agreements with RMR to ensure they are fair to CWH and its shareholders. Instead, the Property Management and Business Management Agreements automatically renewed each year without any oversight or consideration by the Board.   On information and belief, Sullivan & Worcester was counsel to CWH with respect to these agreements.

136.   The Board also allowed RMR to entrench itself fully by agreeing to a whole series of unfavorable, threatening change of control provisions located in the Company's Declaration of Trust, each of the management agreements and each of the transaction agreements between CWH and the RMR-controlled REITs.   Through these provisions, no shareholder other than the Portnoys, RMR or its affiliates is permitted to own more than 10% of CWH and should any shareholder not under RMR's control exceed this percentage, RMR has the ability to quickly extract itself as manager without consideration to the impact this will have on CWH and its shareholders.

137.   Moreover, the Board, allowed CWH to overpay its shareholder dividend and make untrue statements to the market about:

     a. CWH's actual CAD and the CAD payout ratio;

     b. the "development and redevelopment activities" which were actually regular recurring expenses mischaracterized as investments; and

     c. the Company's intent and ability to continue paying a $0.50 per share dividend.

138.   In the midst of all the misconduct and criticism, the Board awarded Defendants additional compensation. Specifically, on February 22, 2012, the Board approved the 2012 Equity Compensation Plan which increased available shares for distribution from 1,335,960 shares to 3,000,000 shares, an additional $28 million in stock grants earmarked for an underperforming management team that divested CWH of valuable assets for the benefit of RMR.

139.   Chart E, below, summarizes many of the foregoing allegations:

Chart E

Trustee	CWH	RMR	SIR	GOV	SNH	HPT	AIC	The Portnoys' Charity-Immigrant Learning Center	Approved Management Agreements for one or more of these entities	Approved CWH's Arbitration Clauses
B. Portnoy	Trustee	Majority Owner Director	Trustee	Trustee	Trustee	Trustee	Trustee	Donor & Founder's Spouse	X	X
A. Portnoy	Trustee President	Minority Owner President CEO Director	Trustee	Trustee; Former President 2009-2011	Trustee	Trustee	Trustee	Donor	X	X
Zeytoonjian	Trustee				Trustee			Donor	X	X
Lamkin	Trustee		Trustee			Trustee	Trustee	Donor	X	X
Morea	Trustee							Donor	X	
Donelan Former	Former Trustee							Donor & Lifetime Board Member	X	X

140.   Thus, for all the reasons above, none of the trustees on the Board as of the date of this filing can exercise independent and disinterested judgment on a shareholder demand to prosecute this litigation against Defendants.

141.   Indeed, certain of these trustees are no strangers to derivative litigation. In 2008 (notably, prior to their unilaterally inserting the Arbitration Clause into the Bylaws and their many agreements with CWH), the Portnoys and Donelan were named as Defendants in derivative litigation filed in the Court of Chancery of the State of Delaware captioned, *Kahn v. Barry M. Portnoy, et al,* Civil Action No. 3515-CC. The *Kahn* litigation involved claims that B. Portnoy and the directors of TravelCenters of America LLC ("TravelCenters") breached

their fiduciary duties to TravelCenters in connection with a spin-off of assets that was alleged to not have been in TravelCenters' interests, but done to benefit RMR and the Portnoys. In denying defendants' motion to dismiss, Chancellor Chandler held that B. Portnoy and Donelan had interests that were divergent to those of TravelCenters, due to, among other things, their service as trustees of several Portnoy-related entities, their receiving compensation for such services and their connections with the ILC Portnoy-charity. Such allegations in the *Kahn* litigation were also sufficient for the Chancellor to find that demand on the board, including B. Portnoy and Donelan, to act would have been futile. The Chancellor held that "there is not a single director on the [TravelCenters] board who could serve as an independent voice, free of the potential influence of serving in a paid position of another Portnoy-related entity. Despite this, Defendants deemed Donelan an "independent" Trustee.

COUNT I

Declaratory Judgment: Arbitration Clause
(Brought Individually and On Behalf of CommonWealth REIT
against All Defendants)

142.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

143.   Defendants, as directors and/or officers of CWH at all times relevant to this Count, were fiduciaries of the Company and its public shareholders.

144.   As such, they owed the Company and its shareholders the highest duties of care, loyalty, good faith, and fair dealing.

145.   Defendants breached these fiduciary duties by approving and or/acquiescing to the November 6, 2009 amendment to the Shareholder Bylaws that inserted the Arbitration

Clause, and, the insertion of the Arbitration Clause into: the CWH-RMR Business Management Agreement, dated June 8, 2009 and in subsequent amendments to this Agreement; the CWH-RMR Property Management Agreement, dated December 9, 2010, and in subsequent amendments to this Agreement; the transaction agreement governing the GOV Spin-off, dated June 8, 2009; the transaction agreement governing the SIR Spin-off, dated March 12, 2012; and in all other related party agreements between CWH and RMR or RMR-controlled entities.

146.   Defendants approved and/or acquiesced in the Arbitration Clause to shield themselves from liability for their misconduct.

147.   By their acts, transactions, and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, attempted to unfairly deprive shareholders of their ability to bring action against Defendants for their corporate misconduct and self-dealing.

148.   An actual controversy exists between the parties to this action, who have antagonistic positions or claims, as to the legal effect of the Arbitration Clause as set forth above.

149.   A declaration by this Court as to the rights and duties of the parties with respect to the Arbitration Clause would resolve the controversy and resolve the rights of the parties.

150.   To the extent the Court determines that the Arbitration Clause is oppressive, unlawful and procured improperly, the Arbitration Clause is void and of no effect.

COUNT II
Breach of Fiduciary Duties: Equity Offering and Tender Offer
Loyalty, Due Care, Good Faith and Fair Dealing
(Against Defendants B. Portnoy, A. Portnoy,
Lamkin, Morea and Zeytoonjian)

151.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

152.   At all times relevant to this Count, Defendants B. Portnoy, A. Portnoy, Lamkin, Morea and Zeytoonjian were and are under a duty to: (a) act in the interests of the Company and its equity owners; (b) undertake appropriate evaluation(s) of the Tender Offer and Equity Offer; (c) determine what, if any, value is being generated for the Company and its shareholders; (d) act in accordance with their fundamental duties of due care, loyalty, good faith and fair dealing; and (e) refrain from acting where their interests conflict with those of the other CWH shareholders.

153.   As detailed above, the interests of Defendants and the Company are completely misaligned. Defendants mismanaged the Company by selling off its most valuable cash generating properties and instead of replacing those properties with properties of similar value and cash generation, Defendants negligently, wantonly and/or recklessly acquired less profitable portfolio of properties. The Equity Offering and Tender Offer will create new acquisition capacity so that Defendants may continue buying properties (without regard to value) for the purpose of increasing RMR's management fees.

154.   Defendants also breached their fiduciary duties of care, loyalty, good faith and fair dealing to the Company and its shareholders by negligently and recklessly engaging in a merry-go-round of costly equity and debt transactions the net effect of which provides little to

no value for the Company.   Indeed, the sole purpose behind the various debt and equity offerings is to create additional capital to increase its acquisition capacity and ultimately increase management fees — all at the expense of creating value for the Company and its shareholders.

155.   Defendants breached their fiduciary duties of care, loyalty, good faith and fair dealing to the Company and its shareholders by failing to conduct any meaningful review of the Equity Offering and Tender Offer.   Indeed, Defendant Morea, the purportedly "independent" trustee, is involved in the Equity Offering and Tender Offer in his capacity as executive officer of RBC Capital Markets.   He along with his employer RBC Capital Markets stand to benefit from these capital transactions by earning millions of dollars in commissions and fees.   Indeed, since Morea joined CWH's Board, the Portnoys have open up the investment bank floodgate with regular new opportunities for Morea and RBC Capital Markets.

156.   As in past transactions, Morea and the other Board members failed to appropriately evaluate how the Equity Offering and Tender Offer would impact the Company and consider among other factors:

     (a)   whether the timing, price and structure of the Equity Offering and Tender Offer are in the best interest of the Company and its shareholders; and

     (b)   what, if any, value the Equity Offering and Tender Offer generate for the Company and its shareholders.

157.   As a result of Defendants' breaches of fiduciary duty, CWH requests a preliminary injunction enjoining the consummation of the Equity Offering and Tender Offer until the Court appoints an independent special committee of outside experts to review and

evaluate, advise the Company on, the Equity Offering and Tender Offer, and to ensure that they are in the best interests of the Company and its shareholders.

158.   Plaintiff has no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty: GOV and SIR Spin-Off Transactions
(Brought Derivatively Against Defendants RMR, B. Portnoy,
A. Portnoy, Donelan, Lamkin and Zeytoonjian)

159.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

160.   Defendants RMR, B. Portnoy, A. Portnoy, Lamkin, Zeytoonjian and Donelan, as directors and officers of CWH at all times relevant to this Count, were fiduciaries of the Company and its shareholders. As such, they owed the Company and its shareholders the highest duties of good faith, fair dealing and loyalty. RMR owed the same fiduciary duties as manager of CWH and the alter ego of the Portnoys.

161.   Defendants B. Portnoy, A. Portnoy, RMR, Larkin, Zetoonjian and Donelan breached their fiduciary duties of care, loyalty, and good faith to the Company and its shareholders by using the Company and its assets to further their own personal interests at the expense of CWH.

162.   By their acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, attempted to unfairly deprive shareholders of the fair value of the properties transferred to entities created and controlled by Defendants RMR, B. Portnoy and A. Portnoy, including GOV and SIR.

163.   Defendants RMR, B. Portnoy, A. Portnoy, Lamkin, Zeytoonjian and Donelan violated their fiduciary duties by entering CWH into the spin-off transactions without regard to the effect that these self-interested transactions would have on CWH and its shareholders.

164.   As demonstrated by the allegations above, Defendants failed to exercise the care required, and breached their duties of loyalty, and good faith owed to the shareholders of CWH because, among other reasons, they failed to:

> (a)   monitor or review the self-interested transactions created and consummated by Defendants RMR and its insiders;
>
> (b)   take steps to maximize the value of CWH's property portfolios for the benefit of CWH's shareholders; and
>
> (c)   independently value CWH's portfolios before transferring the assets to REITs created and managed by Defendants B. Portnoy, A. Portnoy and RMR and its insiders

165.   None of the property transactions between CWH and REITs controlled by RMR, including GOV and SIR Spin-offs, were the product of arm's length bargaining and each of the transactions amounted to unfair self-dealing and misuse of the assets of CWH for the enrichment of Defendants RMR, B. Portnoy and A. Portnoy.

166.   As a result of RMR, B. Portnoy, A. Portnoy, Lamkin, Zeytoonjian and Donelan's breaches of fiduciary duty with respect to the Spin-offs, CWH and its shareholders were damaged.

167.   Plaintiff has no adequate remedy at law.

COUNT IV

Breach of Fiduciary Duty
Property and Business Management Agreements
(*Brought Derivatively Against Defendants B. Portnoy,*
A. Portnoy, Donelan, Lamkin, Morea, Zeytoonjian and Moria)

168.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

169.   At all times relevant to this Count, Defendants B. Portnoy, A. Portnoy, Donelan, Lamkin, Morea, Zeytoonjian and Moria served as present or former members of CWH's Board. As such, these Defendants were fiduciaries of the Company's public shareholders and owed shareholders the highest duties of good faith, fair dealing and loyalty.

170.   These Defendants breached their fiduciary duties of care, loyalty, and good faith to the Company and its shareholders by failing to conduct any meaningful review of the related party Property and Business Management Agreements at the end of each year.

171.   The Board authorized the Compensation Committee, comprised of the Outside Trustees, to act with respect to the Management Agreements with Defendant RMR. However, by the end of 2010, 2011, and 2012, neither the Committee, nor the Board engaged in any meaningful review of the terms of the Property Management and Business Management Agreements, nor was there any determination of whether the Agreements should be renewed, amended, terminated or allowed to expire.

172.   The Board failed to consider among other factors, whether:

(c)   the compensation structure properly aligned the interests of RMR with the interests of the Company and its shareholders;

    (d)   RMR's annual performance under the Agreements warranted renewal, cancelation or modification;

    (e)   current or anticipated business, market or industry realities warranted renewal, cancelation or some modification;

    (f)   the profits of RMR are disproportionate to the profits of the Company; and

    (g)   the profits bear some reasonable relationship to the services rendered.

173.   Instead, the Board allowed the Agreements to simply renew at the end of 2010, 2011 and 2012 and the only changes to the Agreements were those made at the request of, and for the benefit of, RMR and its insiders.

174.   As a result of Defendants' breaches of fiduciary duty, CWH and its shareholders were and continue to be damaged.

175.   Plaintiff has no adequate remedy at law.

COUNT V

Aiding and Abetting Breach of Fiduciary Duty
(Brought Derivatively Against Defendant RMR)

176.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

177.   By virtue of its control over and its relationships with CWH and Defendants, as alleged herein, Defendant RMR, aided and abetted Defendants' breaches of fiduciary duty with respect to the conduct alleged *supra*, including:

a.   the Spin-off transactions involving GOV and SIR;

b.   violations of CWH's Declaration of Trust with respect to transactions with affiliates;

c.   the enactment and enforcement of the Arbitration Clause;

58

      d.   the overpayment of dividends and the issuance of false and misleading public statements with respect to the dividends; and

      e.   the subsequent sale of CWH's properties to related party REITs or real estate companies owned and controlled by RMR.

178.   None of the property transactions between CWH and REITs controlled by RMR, including GOV and SIR Spin-offs were the product of arm's length bargaining and each of the transactions amounted to unfair self-dealing and misuse of the assets of CWH for the enrichment of Defendants RMR, B. and A. Portnoy.

179.   As a result of Defendant RMR aiding and abetting B. Portnoy, A. Portnoy, Lamkin, Zeytoonjian and Donelan's breaches of fiduciary duty, CWH and its shareholders were damaged.

180.   Plaintiff has no adequate remedy at law.

COUNT VI

Breach of Contract
(Brought Derivatively Against Defendant RMR)

181.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

182.   Defendant RMR entered into the Business Management Agreement in effect between the Company and Defendant RMR at all relevant times herein, and from at least June 8, 2009 forward. RMR contracted to provide CWH with management and investment advisory services.

183.   The Business Management Agreement stated that RMR was obligated as CWH's manager to:

> [U]se its reasonable best efforts to present to the Company a
> continuing and suitable real estate investment program consistent

with the real estate investment policies and objectives of the
Company.

* * *

The Manager assumes no responsibility other than to render the
services described herein in good faith and shall not be responsible
for any action of the Trustees in following or declining to follow
any advice or recommendation of the Manager.

184.   As a result of Defendant RMR's self-dealing and other misconduct alleged
herein, Defendant RMR breached its contractual obligations under the Business Management
Agreement to use its best efforts to present investment recommendations consistent with
CWH's investment objectives and to render its services in good faith.

185.   Plaintiff, as a shareholder and representative of CWH, seeks consequential and
all other permissible damages from Defendant RMR as result of its material breach of the
Business Management Agreement.

COUNT VII

Breach of Fiduciary Duty: Unjust Enrichment
(Brought Derivatively Against Defendants RMR,
B. Portnoy and A. Portnoy)

186.   Plaintiff hereby realleges and incorporates the allegations set forth in the
preceding paragraphs as if fully set forth herein.

187.   By their wrongful acts and omissions, Defendants RMR, B. Portnoy and A.
Portnoy were unjustly enriched at the expense of and to the detriment of CWH.

188.   Plaintiff, as a shareholder and representative of CWH, seeks restitution from
these Defendants, and each of them, and seeks an order of this Court disgorging all profits,
benefits and other compensation obtained by these Defendants, and each of them, from their
wrongful conduct and fiduciary breaches.

COUNT VIII

Gross Mismanagement
(Derivatively Against All Defendants)

189.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

190.   Defendants owed a duty to CWH and its shareholders to prudently supervise, manage and control the operations, business and internal financial accounting and disclosure controls of CWH.

191.   Defendants, by their actions and by engaging in the wrongdoing described herein, abandoned and abdicated their responsibilities and duties with regard to prudently managing the business of CWH in a manner consistent with the duties imposed upon them by law.

192.   By committing the misconduct alleged herein, Defendants breached their duties of due care, diligence and candor in the management and administration of CWH's affairs and in the use and preservation of CWH's assets.

193.   During the course of the discharge of their duties, Defendants knew or negligently disregarded the unreasonable risks and losses associated with their misconduct, and, further, overinflated CWH's reported cash available for distribution, mischaracterized regularly recurring expenses as investments to the properties and made false and misleading statements about the sustainability of the shareholder dividend which they knew or negligently disregarded, created an unreasonable risk of harm to CWH, thus breaching their duties to the Company.

194.   As a result, Defendants grossly mismanaged CWH.

195.   Plaintiff, on behalf of CWH, has no adequate remedy at law.

COUNT IX

Waste Of Corporate Assets
(Derivatively Against All Defendants)

196.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

197.   As a result of the misconduct described above, and by failing to properly consider the interests of the Company and its shareholders, Defendants have caused CWH to incur (and continue to incur) significant legal liability and/or legal costs to defend itself as a result of Defendants' unlawful actions.

198.   As a result of this waste of corporate assets, Defendants are liable to the Company.

199.   Plaintiff, on behalf of CWH, has no adequate remedy at law.

COUNT X

Abuse of Control
(Derivatively Against All Defendants)

200.   Plaintiff hereby realleges and incorporates the allegations set forth in the preceding paragraphs as if fully set forth herein.

201.   Defendants' misconduct alleged herein constituted an abuse of their ability to control and influence CWH, for which they are legally responsible. In particular, Defendants abused their positions of authority by causing or allowing CWH to misrepresent material facts regarding its financial position and certain related party transactions.

202.   As a direct and proximate result of Defendants' abuse of control, CWH has sustained significant damages.

203.   As a result of the misconduct alleged herein, Defendants are liable to the Company.

204.   Plaintiff, on behalf of CWH, has no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff prays that the Court enter judgment and relief in favor of CWH on the individual and derivative counts against Defendants, as follows:

(a)   Declaring that Defendants have breached their fiduciary duties to CWH and its shareholders;

(b)   Directing Defendants, jointly and severally, to account for all losses and/or damages sustained by CWH by reason of the acts and omissions complained of herein;

(c)   Directing Defendants to remit to CWH all of their salaries and other compensation received for the periods when they breached their duties;

(d)   Disgorge all ill-gotten management fees from Defendants RMR, B. Portnoy and A. Portnoy;

(e)   Awarding compensatory and rescissory damages;

(f)   Declaring that Article XVI of CWH's Shareholder Bylaws and the Arbitration Clause in each of the related party agreements, are null and void in their entirety;

(g)   Preliminarily and permanently enjoining all Defendants and all in concert with them from enforcing the Arbitration Bylaw, Article XVI of CWH's Shareholder Bylaws;

(h)   Preliminarily and permanently enjoining all Defendants and all in concert with them from enforcing the Arbitration Clauses in the following agreements, and declaring that such Arbitration Clauses are null and void in their entirety: the CWH-RMR Business Management Agreement, dated June 8, 2009 and subsequent amendments thereto; the CWH-RMR Property Management Agreement, dated December 9, 2010, and subsequent amendments thereto; the transaction agreement governing the GOV Spin-off, dated June

8, 2009; and the transaction agreement governing the SIR Spin-off, dated March 12, 2012.

(i)   Awarding pre-judgment and post-judgment interest as allowed by law;

(j)   Awarding Plaintiff attorneys' fees, expert fees, consultant fees, and other costs;

(k)   Granting a trial by jury on all claims so triable;

(l)   Ordering that Defendants and those under their supervision and control refrain from further violations as are alleged herein and to implement corrective measures including a system of internal controls and procedures sufficient to prevent the repetition of the acts complained of herein which will rectify all such wrongs as have been committed, and prevent their recurrence;

(m)   Preliminarily and permanently enjoining all Defendants and all in concert with them from engaging in any further related-party sales of CWH's assets;

(n)   Appointing an independent special committee of outside experts to review, evaluate and advise the Company on the Equity Offering and Tender Offer, and to ensure that they are in the best interests of the Company and its shareholders.

(o)   Preliminarily enjoining the Equity Offering and Tender Offer; and

(p)   Granting such other and further relief as may be just and proper.

Dated: February 28, 2013

SHAPIRO HABER & URMY LLP

/s/ Thomas G. Shapiro
Thomas G. Shapiro (BBO# 454680)
Edward F. Haber (BBO# 215620)
Shapiro Haber & Urmy LLP
53 State Street
Boston, MA 02109
Telephone: (617) 439-3939
Facsimile: (617) 439-0134
TShapiro@shulaw.com
EHaber@shulaw.com

Counsel for Plaintiff

Chimicles & Tikellis LLP
Nicholas E. Chimicles, Esq. (PA-17928)
Kimberly Donaldson Smith, Esq. (PA- 83116)
Catherine Pratsinakis, Esq. (PA- 88062)
One Haverford Square
361 Lancaster Ave.
Haverford, PA 19041-1554
Telephone: (610)642-8500
Facsimile: (610)649-3633

VERIFICATION

I, Solicitor Frank Catania, on behalf of Delaware County Employees Retirement Fund, under penalties of perjury, hereby do declare that Delaware County Employees Retirement Fund is a shareholder of CommonWealth REIT and is a plaintiff in the foregoing complaint involving CommonWealth REIT, and that I have read the complaint and the facts therein are true to my own knowledge, except to matters state therein to be alleged upon information and belief, and as to those matters, I believe them to be true and correct to the best of my knowledge, information and belief.



Frank Catania, Solicitor
Delaware County (PA) Commissioners
On Behalf of Delaware County Employees Retirement Fund

Dated: 2/27/13